# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACRES Commercial Realty Corp., CIK 0001332551
CUSIP: 00489Q102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0002137325
Persons authorized to receive notices and communications: Jaclyn Jesberger, ACRES Commercial Realty Corp., 390 RXR Plaza, Uniondale, New York (NY), 11556, (516) 535-0015

## Reporting persons
- Martin Reasoner (CIK 0002137325): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,535,506; shared voting power 0; sole dispositive power 1,535,506; shared dispositive power 0; aggregate amount beneficially owned 1,535,506 (11.41% of the class)
  Comment: The calculation of the foregoing percentage is based on 13,452,489 shares of Common Stock outstanding, as reported in the periodic report on Form 8-K of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACRES Commercial Realty Corp.
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556

## Item 2. Identity and Background
Name of person filing: Martin Reasoner
Residence or business address: 390 RXR Plaza, Uniondale, New York, 11556
Present principal occupation or employment: ACRES Commercial Realty Corp. - Managing Director - Originations
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 29, 2026, ACRES Commercial Realty Corp. (the "Company") and ACRES Holdings Sub LLC ("Merger Sub"), a subsidiary of the Company, on the one hand, and ACRES Capital Corp ("ACC") and ACRES Capital, LLC, a subsidiary of ACC and the external manager of the Company (the "Manager"), on the other hand, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which ACC will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Company (the "Merger"). The Merger was completed pursuant to the terms of the Merger Agreement on August 6, 2026 (the "Effective Time"). At the Effective Time, each outstanding share of common stock, $0.0001 par value per share, of ACC ("ACC Common Stock") was converted into 2.61882 shares of common stock, $0.001 par value per share, of the Company (the "ACR Common Stock"). As a result of the reporting person's ownership of the Manager, Mr. Reasoner received an aggregate of 1,517,095 shares of ACR Common Stock in connection with the Merger.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) See Item 3 for a discussion of the Merger.

(b) See Item 3 for a discussion of the Merger.

(c) Not applicable

(d) Not applicable

(e) Not applicable

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Not applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Martin Reasoner Amount beneficially owned: 1,535,506 Percentage: 11.41% The calculation of the foregoing percentage is based on 13,452,489 shares of Common Stock outstanding, as reported in the periodic report on Form 8-K of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Martin Reasoner Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 1,535,506
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 1,535,506
iv. Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 - Agreement and Plan of Merger, dated April 29, 2026, by and among ACRES Commercial Realty Corp. ACRES Holdings Sub LLC, ACRES Capital Corp and ACRES Capital, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-32733) filed with the SEC on April 30, 2026).

## Signatures
- Martin Reasoner: /s/ Martin Reasoner, Martin Reasoner (08/06/2026)